The Real Brokerage Inc. Appoints Eric Eckardt as Chief Consumer Officer

Seasoned Real Estate Veteran to Expand Services, Support Growth

NEW YORK AND TORONTO -- August 13, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), + in the United States, today announced that Eric Eckardt will join its management team as Chief Consumer Officer.

In this role, Eckardt will join the executive team to support market expansion and ancillary revenue opportunities. He will also explore new partnerships and services to benefit Real's customers and enable Real agents to expand their service offering as trusted advisers.

"I have known Tamir at Real for a few years now and have been impressed with his entrepreneurial passion and leadership along with the company's consistent growth year-over-year," said Chief Consumer Officer, Eric Eckardt. "Furthermore, the people and culture are values I align with. At Real, they genuinely care about their agents and employees. I look forward to joining their team and supporting their next phase."

Eckardt is a versatile real estate executive, with 25 years of proven experience working in real estate, technology and finance. He has previously held leadership positions for public and private companies, including companies on the NASDAQ and London Stock Exchange. Eckardt previously sold a company he founded to a fintech company and was formerly the United States CEO of Purplebricks. Eckardt served as Vice President for Online Real Estate at Altisource, where he was responsible for the growth, market penetration and profitability of Hubzu.com and other online assets. Eckardt has founded several start-up companies during his career, including a mortgage and real estate company with two successful exits in 2009 and in 2018.

A licensed real estate broker in New York since 2004, Eckardt received his bachelor's degree in Finance from Pace University and completed executive education programs at both the Columbia Business School and The Tuck School of Business at Dartmouth.  Eckardt was also recognized by SP200 as one of The Most Powerful Leaders in The Residential Real Estate Brokerage Industry in 2019 and REAL Trends GC2019 Game Changer.

"This is an exciting time to have Eric join the executive team here at Real," said Real co-founder and CEO Tamir Poleg. "Our organization is expanding and given Eric's strong background and key relationships in the industry, we are confident that Eric will play a key role in creating opportunities with and for our customers to ensure they have the best home-buying experience."

Corporate Update

Real also announced today that pursuant to Real's stock option plan, on August 11, 2021, an aggregate of 250,000 stock options were granted to an officer of Real. The options will vest over a 3-year period.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 31 U.S. states and the District of Columbia. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

ryan@therealbrokerage.com

1+201-564-4221

 Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real appointing Eric Eckardt as its Chief Consumer Officer and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.